KEARNY
                                FINANCIAL CORP.

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            120 PASSAIC AVENUE, FAIRFIELD, NJ 07004-3510 973-244-4500
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                                                May 25, 2006

Mr. Amit Pande
Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

        Re:     Kearny Financial Corp.
                Item 4.02 Form 8-K
                Filed May 16, 2006
                File No. 000-51093

Dear Mr. Pande:

In response to your comment letter dated May 23, 2006 regarding Kearny Financial Corp.'s Form 8-K filed May 16, 2006, we wish to provide you with the proposed revised Form 8-K disclosure for your review and comment prior to the public filing of the amended Form 8-K. We trust that the revised disclosure attached to this letter will be acceptable and we await your response to our proposed amendment.

         Furthermore, Kearny Financial Corp. acknowledges that:

         (i) it is responsible for the adequacy and accuracy of the disclosures in the filing;

         (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

                                                       Respectfully yours,


                                                       /s/Albert E. Gossweiler

                                                       Albert E. Gossweiler
                                                       Senior Vice President and
                                                       Chief Financial Officer

AEG:
Enclosure

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     Item 4.02   Non-Reliance on Previously Issued Financial Statements or a
                 Related Audit Report or Completed Interim Review.

(a) On May 16, 2006, Kearny Financial Corp. (the "Company") filed an amendment to its Annual Report on Form 10-K for the year ended June 30, 2005 in order to revise its presentation of net income per common share. There have been no changes to previously reported total net income for any period. Only share and per share amounts are being restated.

         The effective date of the Company's initial public offering (the "IPO") was February 23, 2005, and a total of 72,737,500 shares were issued. The 10,000 shares issued to the mutual holding company, Kearny MHC (the "MHC"), in connection with the mutual holding company reorganization completed in 2001 were "replaced" with 50,916,250 shares, representing 70% of the total shares issued in the IPO. The remaining 30% of the shares issued, totaling 21,821,250 shares, were sold in the IPO to the public.

         In the Company's Form 10-K for the year ended June 30, 2005 previously filed with the Securities and Exchange Commission ("SEC"), the presentation of basic and diluted net income per share assumed the effective date of the transaction was July 1, 2004. Additionally, basic and diluted net income per share for fiscal 2004, 2003, 2002 and 2001 were not retroactively adjusted to reflect that 70% of the shares issued in the IPO were a replacement for the 10,000 shares held by the MHC before the IPO.

         The Company is restating its share and per share computations for the five years ended June 30, 2005 due to an error, as addressed in APB Opinion No.
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20, in  previously  issued  financial  statements  that resulted in the Board of
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Directors and Audit Committee  concluding,  on May 15, 2006, that the previously
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issued  financial  statement  should no longer be relied upon. The share and per
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share  data  for the year  ended  June 30,  2005  has been  restated  based on a weighted average number of shares outstanding beginning on February 23, 2005, the date the Company's initial public offering was completed. Additionally, the share and per share data for the four fiscal years ended June 30, 2004 has been restated to reflect the replacement of the MHC's shares in connection with the IPO.

         The Audit Committee for the Company discussed with the Company's independent accountant the matters disclosed in this filing.